

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Mr. Donat K. Madilo
Chief Financial Officer
Banro Corporation
1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario, M5X 1E3

> **Re:** **Banro Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **File No. 1-32399**

Dear Mr. Madilo:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief